Contact

www.linkedin.com/in/david-schwartz-562a346b (LinkedIn)

Top Skills

Security Clearance
Military
Army

Languages

German (Elementary)
English (Native or Bilingual)

Honors-Awards

Soldier of the Cycle
Distinguished Honor Graduate
Commandant's List Recipient
Commandant's List Recipient
Keith L. Ware Award (Group)

David Schwartz

CEO, Co-Founder of gethedge.io (@gethedgecrypto on Twitter)
Project Director at Litecoin Foundation
United States

Summary

I have been in the cryptocurrency space since mid-2017 and am currently the Project Director for the Litecoin Foundation, a non-profit entity whose sole purpose is to promote the awareness and adoption of Litecoin (and Bitcoin) to the world. I have worked with class organizations within and outside of the crypto ecosystem on everything from Litecoin integrations to partnerships with the UFC, Miami Dolphins and others.

I am also the CEO & Co-Founder of Cornerstone Global Management, LLC, a fintech company whose products include the ability for employees to convert any % of their pay into Bitcoin, Litecoin and/or Ethereum...as well as pre-paid/debit cards with crypto tied to them as a payment or rewards option. Cornerstone also helps e-commerce merchants, social media apps and others to have crypto brought onto or moved off of their platforms as a service to their customers.

Experience

Litecoin Foundation

Director Of Strategic Partnerships
September 2018 - Present (4 years 5 months)

Manage and seek out proposed or ongoing projects and partnerships to ensure timeliness and proper execution. Provide ideas for further collaboration with other blockchain related entities, merchants, payment processor companies, and any other organization interested in cryptocurrencies.

Provide recommendations to the Litecoin Foundation Directors and other members on best course of action on current projects, their timelines for completion, etc. Determine teams to complete projects in a timely and efficient manner.

GetHedge
Co-Founder, CEO
November 2018 - Present (4 years 3 months)
Brentwood, Tennessee, United States

GetHedge enables employees to automatically convert any % of their pay into Bitcoin, Litecoin and Ethereum. Learn more by visiting gethedge.io

State of Wisconsin - Department of Corrections
HR Supervisor, Division of Administration
February 2015 - March 2021 (6 years 2 months)
Madison, Wisconsin Area

Served as the HR Supervisor for the Division of Administration, managing a team of 6 HR Coordinators and Assistants, providing service in every aspect of human resources to over 1,900 Corrections employees located in 8 regions throughout the state of Wisconsin. Oversees the listing, interviewing and hiring of candidates into the Division and Central Office staff. Supervises compensation determination based on prior state or private sector work experience. Manages the full range of leave management responsibilities to include FMLA, work accommodations, worker's compensation and Leave Without Pay (LWOP). Supervises the Division's evaluations program and Employment Relations. Reports directly to the Division Administrator; prepares, analyzes and presents reports on strength management, position allocations and current or future vacancies. Recommends courses of action on potential terminations, long term leave issues and assisting managers and supervisors on proper orientation of new employees. Ensures HR staff are properly trained and efficient in all duties.

University of Wisconsin-Madison
Department Administrator - Life Sciences Communication
May 2014 - February 2015 (10 months)

Serves as the full-time manager and administrator for one of the top Life Sciences academic departments in the country. Oversee a 2.3 million dollar budget, specifically responsible for the salaries and tuition remission of approximately 34 full, part-time and student hourly employees. Directly supervises 4 employees in the areas of IT, general administration, budget/finance, and student advisory services. Consults and advises the department chair on all daily operations. Identifies, interviews, and hires both classified and unclassified employees; submits all paperwork and creates appointment letters for new hires. Building manager for a national historically registered

building in Hiram Smith Hall, responsible for all maintenance, updates, and emergency evacuation protocol related to the building.

• Created new budget tracking spreadsheet to better monitor funds from multiple agencies and donors

• Provided direction and guidance for 3 new employees (75% of staff) while new to the staff as well

• Oversaw the completion of 3 individual projects within a 3-month span, totaling over $40,000

• Created and implemented a new inventory tracker for over approximately $100,000 worth of equipment

• Reviews, modifies and creates internal administrative policies specific to the department

Wisconsin Department of Health Services
HR Coordinator
September 2013 - May 2014 (9 months)

Serves as the initial point of contact and primary HR representative to assigned divisions totaling over 640 employees within the Department of Health Services. Facilitate the recruiting process by ensuring accurate information on vacancies, funding is gathered and properly documented. Consult with division management and other HR staff on the filling of vacancies and recruitment options; direct initial contact concerning employee relations actions with supervisors and HR; manage FMLA and other leaves, working with payroll to ensure accuracy of benefits tied to both work and leave paid; conduct background checks to determine employee eligibility; provide confidential assistance and guidance to employees and supervisors concerning personnel issues; perform other miscellaneous HR duties related to HR functions

US Army
8 years 4 months

Senior Human Resources Manager
August 2012 - November 2013 (1 year 4 months)

Manages daily HR functions for up to 974 full and part-time employees throughout Wisconsin, Illinois, and Ohio; Supervises the reporting, processing, and quality control of all employee compensation, hiring, releasing, and medical ‘readiness’; Reports directly to and advises the organization’s executive team on all HR matters, to include legal employee separations and areas of training; Creates and analyzes reports used to determine employee metrics concerning deployment availability; Annually inspect all direct reporting

organizations concerning proper adherence to Army regulatory guidance; Directly supervises 2 full-time and 5 part-time employees

• Turned around fledgling employee evaluations, recognition/awards, and HR actions programs by transforming section into a transparent and fully engaged HR department, repairing trust and integrity within the organization

• Improved overall weekly reported employee metrics through continual communication and education with both upper and lower-echelon department managers

• Consistently managed HR section to place among the most efficient throughout Army Reserve's Regional Support Groups on a monthly basis

• Developed organizational policy guidance for employee vacation compensation and evaluations processing

Human Resources Manager

May 2009 - August 2012 (3 years 4 months)

Managed HR functions for up to 16 full-time and 126 part-time employees located worldwide; provided career mentorship for up to 40 junior employees on a daily basis; communicated directly with various Army headquarters management teams on all HR issues; Monitored, reported, and resolved pay, awards, evaluations, and training issues; Effectively supervised 1 full-time and 3 part-time employees

• Expertly managed HR operations for 126 member organization, with employees residing in 9 different countries.

• Initiated and led the transfer of 76 part-time employee positions located in Europe into a new 196 employee organization in Devens, Massachusetts, saving the Army over $30,000 annually

• Developed HR tracking mechanism, connecting users to over 3,000 records instantly, negating the need for hard copy records searches and decreasing overall search time by 90%

• Recruited, screened, and hired over 30 qualified part-time employees over a 3 year period, resulting in 90% retain success rate while eliminating 15 sub-par performers

• Revised command NATO security program for monitoring documents classified NATO SECRET or above, 1,700 hard drives, and 1,100 CTSA-level badges resulting in a transparent and fully reliable program

• Assisted in recruiting, training, and managing the elite Joint Command Honor Guard team to perform throughout Europe in military and Department of State functions and events.

Operations & Office Administrator

November 2006 - May 2009 (2 years 7 months)

Manage all operational, financial, and administrative support for division; Oversee office supplies, travel, and operational budgets totaling over $200,000; Coordinate General Officer-level meetings between division managers and US Army Reserve Headquarters Staff; Schedule employees for NATO-level training

• Flawlessly managed annual division travel, supply, and training budgets totaling $200,000. Identified effective cost-cutting actions, allowing for organizational savings of $75,000 over a 4 year period

• Effectively led multiple areas of $1 million building renovation over an 18 month period, resulting in seamless logistical and communication moves for 4 offices totaling over $100,000

• Commended for directing logistical, IT, security and VIP transportation coordination for visits by Department of the Army General Officers and dignitaries. Ensured meetings were fully prepared, staffed, and funded

• Spearheaded re-allocation of 114 part-time positions, creating a more efficient internal workforce

Human Resources Instructor

August 2005 - November 2006 (1 year 4 months)

Fort McCoy, Wisconsin

Train up to 480 students through over 2,100 training hours annually on HR functions throughout the US Army Reserve; involved in every aspect of course development, practice, implementation, and execution of training; responsible for over $100,000 of training equipment; Assistant Course Manager

• Invested over 40 hours in revising curriculum for 5 classes resulting in accurate and updated Army Reserve HR guidance and functions, resulting in a 100% pass rate in every class of fiscal year 2006

• Directed the planning, logistical movement, safety requirements, and on-site training of over 200 participants during multiple small arms firing ranges, resulting in a 96% qualification rate

US Army

Military Personnel Office Manager

July 2001 - August 2004 (3 years 2 months)

Landstuhl, Germany

Manage manpower operations for approximately 1,500 full and part-time employees spread across 1 hospital and 8 outlying clinics located in 3 European countries; Create and provide Quarterly Medical Readiness Report; Monitor, resolve, and report all personnel issues concerning pay, awards, evaluations, and transfers to HR Manager. Directly supervise daily HR, training, and office functions for 11 personnel

• Coordinated and directed the planning and execution for in-processing and housing of over 400 temporary employees during two simultaneous overseas operations
• Inspected 5 outlying health clinics in Germany, Belgium and Italy for HR and administrative efficiency; reviewed over 100 documents and files for accuracy and compliance

United States Air Force
Security Police
January 1991 - September 1994 (3 years 9 months)

Education

University of Maryland University College
Associate's degree, Management Studies